Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Capsul Inc.
840 Apollo St
El Segundo, CA 90275
www.capsuljewelry.com

Up to $1,069,998.96 in Common Stock at $1.57
Minimum Target Amount: $9,999.33

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Capsul Inc.
Address: 840 Apollo St , El Segundo, CA 90275
State of Incorporation: DE
Date Incorporated: July 27, 2016

Terms:

Equity

Offering Minimum: $9,999.33 | 6,369 shares of Common Stock
Offering Maximum: $1,069,998.96 | 681,528 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.57
Minimum Investment Amount (per investor): $249.63

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>COVID Relief</u>

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.


Investment Incentives and Bonuses*


- All Investor Owners Club - Early access to product launches, exclusive webinars, events, and special sales. Evergreen 20% discount code

Early Bird Bonuses

- Early Bird Friends and Family - First 72 hours | 15% bonus shares
- Super Early Bird - Next 72 hours | 10% bonus
- Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

- Tier 1 perk - ($500 + $50 credit toward any purchase)
- Tier 2 perk - ($1000 + $100 credit toward any purchase)
- Tier 3 perk - ($5,000+ $500 credit toward any purchase + 5% bonus shares)
- Tier 4 perk - ($10,000+ $1000 credit toward any purchase + 5% bonus shares + Phone call with Founder)
- Tier 5 perk - ($25,000+ $1000 credit toward any purchase + 10% bonus shares + Phone Call with Founder + Evergreen 30% discount code + Exclusive Investor Events and Holiday Gifts.)
- Tier 6 perk - ($50,000+ $2000 credit toward any purchase +15% bonus shares+ Phone Call with Founder + Evergreen 30% discount code + Exclusive Investor Events, Holiday and Birthday Gifts.)

The 10% Bonus for StartEngine Shareholders

Capsul Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.57/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $157. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Capsul is a tech-enabled, premium customized jewelry company. Our passion is to encapsulate life's joyous moments into modern, timeless jewelry you'll want to wear each and every day. We believe our unique process disrupts the current antiquated jewelry manufacturing process to reduce lead time from eight to one week, and create high-quality custom jewelry at an accessible price. Capsul seeks to become the #1 global brand in digital customized jewelry.

We're also launching our proprietary, innovative scannable jewelry, which enCAPSULates your precious memories into an unique "Time Capsul". Using our patent-pending Computer-Vision mobile app, simply scan your jewelry to enable a playback of your photo, audio, or video memories.

Capsul is currently focused on direct-to-consumer with a few wholesale channels, including Indigo, Canada's larget book and gift shop chain. We plan on expanding into an omnichannel strategy that includes online department store chains, retail kiosks, and international distributorships.

Our target market is men and women aged 25 - 45, college-educated and living in metro cities. Our customers value quality, sustainability, and individuality vs. mass market jewelry.

Capsul Inc. is a Delaware C-corp.

Competitors and Industry

The global jewelry industry is massive at $300 Billion but extremely fragmented, with the top 10 jewelry brands capturing a mere 12% of total market according to a report by McKinsey.

The current dominate players include Pandora, Tiffany, SWAROVSKI, Kendra Scott, Tapestry (Kate Spade and Coach), and Signet Jeweler (Kay's, Jared, and Zales). In our view, all of these brands offer little to no personalization/customization. To our knowledge, there's currently no dominate brands that focus on personalized and customized jewelry. Most of the personalized and customized jewelry are offered by small mom-and-pops fine jewelers or on Etsy.

Capsul seeks to become the leading brand for personalized and customized jewelry.

Current Stage and Roadmap

Capsul has been revenue-generating for the past 3 years with a complete line of product offering and scalable infrasture set up from supply chain to logistics. 2019 Gross Revenue was a 5X increase YoY from 2018. Please refer to our financial statements including in this offering for further details.

As we look to our future roadmap, this includes our proprietary computer-vision app which launched in August 2020. Other important tech development includes launching our AI-driven gift concierge chatbot in July 2020, and on-demand 3D configurator in October 2020.

We're adding new product styles to include mens style and pet accessories, and stainless steel as a new base metal. Capsul will also launch on Amazon with ready-to-wear collections in September 2020.

The Team

Officers and Directors

Name: Tina Cheng

Tina Cheng's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: August 03, 2016 - Present
  Responsibilities: In charge of strategy, management, fundraising, product development and overall operation. Accruing a $75k annual salary as of 1/1/2020.

- **Position:** Director
  Dates of Service: July 27, 2016 - Present

Responsibilities: Oversee all company operations and strategy

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Capsul Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stocks in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, selling jewelry and accessories online. Our revenues are therefore dependent upon the market for online purchase of jewelry and accessories.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The loss of one or more of our key personnel, or our failure to attract and retain other

highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our customers that utilize our platform. Further, any significant disruption in service on Capsul or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Capsul could harm our reputation and materially negatively impact our financial condition and business.

We may not be able to obtain a trademark or patent

The Company is seeking to obtain trademark for the Capsul trademark. We're also in the process of filing a patent for our machine-vision mobile app technology. Although we believe chances are likely that we will obtain both, there is no guarantee that we will be able to protect our intellectual property.

We are subject to risks associated with the jewelry industry

We operate in the jewelry industry and are subject to any regulatory, pricing, and overall performance risks associated with the industry.

Credit might not be available when we need it; issuing more equity to raise working

capital may dilute your ownership interest or may not be possible

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. In conjunction with this financing, we are concurrently raising up to an additional $1 million in equity in a private placement under Regulation D to support our marketing and new product development efforts. It is possible that we will not be successful in raising all or part of this private placement and therefore may not have the resources we believe are necessary to execute our marketing and product development plans. This would likely slow our growth rate in 2020 and beyond, causing your investment to become substantially less valuable.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tina Cheng	5,000,000	Common Stock	92.59

The Company's Securities

The Company has authorized Common Stock, Convertible Note, Convertible Note - Accelerator, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 681,528 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,400,000 outstanding.

Voting Rights

One vote per share. Please see voting rights in this offering below.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount of outstanding includes 400,000 of shares to be issued pursant to stock options, reserved but unissued.

The total of 400,000 shares reerved in the stock option pool includes 40,000 shares issues and outstanding.

Convertible Note

The security will convert into Preferred equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $525,000.00
Maturity Date: September 14, 2019
Interest Rate: 3.0%
Discount Rate: 10.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: Qualified Financing of more than $2M

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note - Accelerator

The security will convert into Preferred equity and the terms of the Convertible Note - Accelerator are outlined below:

Amount outstanding: $100,000.00
Maturity Date: September 11, 2020
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $1,666,667.00
Conversion Trigger: Qualified Financing Event

Material Rights

There are no material rights associated with Convertible Note - Accelerator.

SAFE

The security will convert into Preferred equity and the terms of the SAFE are outlined below:

Amount outstanding: $350,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Qualified Financing Event

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $525,000.00
  Use of proceeds: product development, operations, marketing
  Date: September 14, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: working capital
  Date: March 11, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $350,000.00
  Use of proceeds: working capital
  Date: March 18, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of operations

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

<u>**Year ended December 31, 2018 compared to year ended December 31, 2017**</u>

Revenue

Revenue for fiscal year 2018 was $96,105, a 191% growth compared to fiscal year 2017 revenue of $33,058. The strong growth was due to a shift to focus 100% on direct-to-consumer channel and moving away from our wholesale channel. With retail sales declining nationwide, the sales generated from our showroom and the tradeshows proved to be low volume and low margins. The increased revenue was also a direct result from a much-improved website V2.0 and increase in digital marketing spend to drive brand awareness.

Cost of sales

Cost of sales in 2018 was $32,252, a increase of $17,684 from costs of $14,568 in fiscal year 2017. The increase resulted from the increased revenue, as well as higher manufacturing cost switching our customized jewelry production from China to Los Angeles.

Gross margins

2018 gross profit was $63,853, an increase of $45,363 over 2017 gross profit. Gross margins as a percentage of revenues increased from 56% in 2017 to 66% in 2018. The improvement was due to significantly higher margin from direct-to-consumer sales, which more than offset the increase in manufactuing cost.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, IT and product development expenses. Expenses in 2018 was $217,379, a decrease of $108,064 from 2017. The decrease was caused by significantly reduced creative photoshoot fees, customization and product development fees.

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Revenue for fiscal year 2019 was $385,446, a 320% growth compared to fiscal year 2018 revenue of $91,475. Expanding the team to include marketing, production manager, and customer service has contributed to the strong growth, as well as significantly increased in marketing spend to drive brand awareness.

Cost of sales

Cost of sales in 2019 was $140,442, a increase of $108,190 from costs of $32,252 in fiscal year 2018. The increase was a direct result from the higher revenue, as well as increased packaging and logistics costs.

Gross margins

2019 gross profit was $245,003, an increase of $181,151 over 2018 gross profit of $63,852. Gross margins as a percentage of revenues was 64%, a slight decrease from to 66% in 2018. This is mostly due to higher packaging and logistics fees.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, IT and product development expenses. Total expenses in 2018 was $674,594, an increase of $457,214 from 2018. The increase was due to higher human capital costs, and aggressive marketing expenses to acquire customers.

COVID Update in 2020

The COVID-19 pandemic has had minimal to moderate impact on the business so far in 2020. We are still growing more than 20% in revenue compared to 2019 but not as fast as we had anticipated. A major factor that led to the slowing revenue growth was due to slower manufacturing capacity due to factory closure and reduced staff at our manufacturing facilities, leading to longer lead time for customers. Expenses have decreased due to reduced contractor hours and better vendor terms.

Historical results and cash flows:

In the past 2 years, Capsul has invested significant resources in product development, setting up a scalable infrastructure, website and IT development, and marketing expenses to acquire new customers. Cashflow was generated through sales, as well as debt financing through convertible notes, term loans, and lines of credit.

The proceeds from this seed round will be used to further expand the team and scale growth. However, we expect the new scannable jewelry to drive meaningful organic growth and virality, creating a network effect that will eventually drive down cost of acquiring customers. We are also implementing a 3D-configuator project that will automate CAD drawings and 3D-print ready files, which will increase our profit margins by 15 - 20%.

We expect to achieve profitability after this round to fund future growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Other than cash on hand, the company currently has a revolving line of credit with Ondeck of $50,000. The outstanding balance is $0.

The company has a credit line with Clearbanc of $13000. The outstanding balance is $2,280.

The company has a revolving credit line with Chase of $64,300. The outstanding balance is $10,024.

How do the funds of this campaign factor into your financial resources? (Are these

funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are critical to scale company growth and operations. However, there're other high-interest debt sources available as well as potential equity investors.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign is critical but not essential to the viability of the company. We have other potential sources for both debt and equity.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum raise will afford a 6 - 9 months runway for the company due to decreased operating burn rate as well as higher expected sales in Q3 and Q4.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum raise will give the Company a 18 to 24 months runway at the minimum. The Company should reach profitability with the maximum raise. The company's current average burn rate is about $40k/mo.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has access to other potential debt sources, as well as potential future capital raises to further fund expansions. At this time, we have not yet contemplated further financing.

Indebtedness

- **Creditor:** On Deck Capital
  Amount Owed: $22,312.00
  Interest Rate: 19.0%
  Maturity Date: November 01, 2020

- **Creditor:** Tina Cheng
  Amount Owed: $200,000.00

Interest Rate: 5.0%
Maturity Date: December 31, 2021
$200,000 at 5% interest. Maturity date of 12/31/2021. The Maturity date is flexible as it is from the Founder of the company.

- **Creditor:** Pre-seed Convertible Note holders
  Amount Owed: $525,000.00
  Interest Rate: 3.0%
  Maturity Date: September 14, 2019
  Convertible Promissory Note with automatic conversion upon qualified financing of at least $2M of preferred stock sales at a 10% discount rate with a $2M valuation cap.

- **Creditor:** LAUNCH Incubator 1
  Amount Owed: $100,000.00
  Interest Rate: 5.0%
  Maturity Date: September 11, 2020
  Convertible Promissory Note with automatic conversion at a Qualified Financing Event of more than $1M in preferred stock at a 20% discount rate. No valuation cap.

- **Creditor:** U.S. Small Business Association
  Amount Owed: $175,000.00
  Interest Rate: 3.75%
  Maturity Date: April 07, 2050
  1st payment will start 4/07/2021.

Related Party Transactions

- **Name of Entity:** Tina Cheng
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Tina Cheng, Founder and CEO of the company, has made a personal loan totalling $200k in 2019 to the Company.
  Material Terms: $200,000 at 5% interest. Maturity date of 12/31/2021. The Maturity date is flexible as it is from the Founder of the company.

Valuation

Pre-Money Valuation: $8,478,000.00

Valuation Details:

The compay set its pre-money valuation based on an analysis of multiple factors. First, since the company's last fundraising round where the company had a post-money valution at $6M, Capsul has implemented significant technology development including the launch of the proprietary machine-vision app, AI chat bot, and 3D configuerator, all of which are expected to drive significant customer acquisition and virality. The Company set its valuation internally, without a formal-third party independent evaluation

The company determined PMV based on analysis of multiple factors:

Factor 1: There has been significant revenue growth since the last valuation of $6M

Factor 2: There has been significant tech development including website, computer vision mobile application, and AI-powered chat bot

Factor 3: Domain expertise and proven track record of successful exits of the Founder

Factor 4: Robust tech development in the pipeline including real-time 3D-configuerator

Use of Proceeds

If we raise the Target Offering Amount of $9,999.33 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  The funding will be used toward working capital to scale growth and support ongoing company operations.

If we raise the over allotment amount of $1,069,998.96, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  33.5%
  Marketing to drive brand awareness, including digital marketing, PR, and SEO

- *Research & Development*
  15.0%
  R&D includes IT (Web and App) development, as well as product offering expansion

- *Company Employment*
  25.0%
  Funding will be used to build out the team to attract high-quality talents in e-commerce, marketing, and creative design

- *Inventory*
  5.0%
  Funding will be used to purchase ready-to-wear inventory and semi-customized products to reduce lead time.

- *Operations*
  18.0%
  Funding will be used to support operations including all SG&A expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.capsuljewelry.com (www.capsuljewelry.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/capsul

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Capsul Inc.

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

C Capsul
Tech-enabled jewelry



JEWELRY THAT CAPTURES *your memories*

⊘ **Website**   📍 El Segundo, CA   **E-COMMERCE**

Capsul turns premium, stylish, and eco-friendly customized jewelry into an unique time capsule of your favorite memories, using innovative Computer Vision and 3D-printing technology.

$0.00 raised

0 Investors	**$8.48M** Valuation
$1.57 Price per Share	**$249.63** Min. Investment
	Equity Offering Type
$1.07M Offering Max	 Days Left

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   🤍 Follow

Reasons to Invest

- 5X gross revenue growth from 2018 to 2019, with 80% profit margins and 92% 5-star reviews from our customers!

- Capsul has been covered as a top jewelry and gift brand by numerous major press outlets, including CBS, People Magazine, Harper's Bazaar, BuzzFeed, Who What Wear, Refinery 29, and Life & Style and more.

- Venture-backed by notable investors including Wavemaker, a leading Venture Capital fund, and Silicon Valley Super Angel Jason Calacanis

"Premium custom jewelry made uniquely for you"



OVERVIEW

Premium tech-enabled custom jewelry

Capsul is an innovative, female-founded global jewelry brand that seeks to lead the customized jewelry industry with cutting-edge technology. Using the latest 3D-printing technology, our jewelry is uniquely CAD-designed, cast, and customized using your own handwriting, the sound wave of a voice, or a special name, date, or place. Our new patent-pending Computer Vision mobile app enables you to scan your jewelry and playback a joyous moment, making each piece into a truly unique "Time Capsul". We aim to deliver the highest-quality custom jewelry at an accessible price. Every piece of jewelry is made by our artisans with love in Los Angeles, adhering to the highest environmental standards.







Uniquely made

Every order is designed, 3D printed, cast & plated individually.



Handcrafted

Fine jewelry craftsmanship at an accessible price.







Eco-friendly

Made using only non-toxic materials & eco-friendly processes.

THE PROBLEM ———

Customization is the ultimate luxury, but customized jewelry is often overpriced or lacking in quality

Jewelry is more than just a fashion statement. The modern consumers want to be able to express their individuality and tell their stories through customized jewelry. Unfortunately, customizing jewelry traditionally only existed in fine jewelry, and is both costly and requires a long lead time. On the low-end side, most personalized jewelry is cut or stamped from thin, flimsy metal plates that are flat and low-quality. Most are also unaware of the fact that the jewelry industry is highly pollutive and often uses materials that are toxic and harmful to not only the human body, but also the environment.



THE SOLUTION

Stylish, superior quality, custom-made jewelry at an accessible price

Capsul has created an innovative supply chain solution to mass customize jewelry at scale, using materials and processes that are eco-friendly and non-toxic to both the human body and the environment.





Through formulaic CAD design, 3D-printed wax mold, and batched casting, we were able to combine technology and craftsmanship to deliver superior customized jewelry at an accessible price.



| Higher quality | Reduced lead time | Lower price | Eco-friendly |

OUR TRACTION

Featured by CBS, People Magazine, Harper's Bazaar, and more, Capsul has seen 5X year-over-year growth

We are excited to launch possibly the world's first "Scannable Memory" jewelry that turns each piece into a unique "Time Capsul" you will treasure forever. Simply scan your jewelry imprinted with a secret identifier with our patent-pending Computer Vision mobile app to relive those precious moments.



JEWELRY THAT CAPTURES *your memories*





From 2018 to 2019, we experienced gross revenue growth from $96.1k to $385.4k. That's 5X, or 400% growth in just a year! 92% of our reviewers gave us a 5-star rating and our unit economics are highly favorable, with 80% gross margins and only 3% return rate.



"Literally my wife's favorite gift she ever received. She loved this even more than the Tiffany diamonds I have bought her."

-Jason M.

"When the necklace arrived, I cried happy tears because it looked exactly like my grandma's handwriting."

-Maria F.





"It reminds me of our anniversary & all of the emotions I felt that day."

-Nathalie C.

Capsul has been covered as a top jewelry and gift brand by numerous major press outlets, including CBS The Talk Show, KTLA Morning Show, People Magazine, Harper's Bazaar, BuzzFeed, Who What Wear, Refinery 29, and Life & Style among many others.



A massive, multi-billion dollar global market, with customized jewelry taking a strong preference

In 2019, the total global jewelry market was valued at approximately 301 billion U.S. dollars and forecasted to reach a value of 480.5 billion U.S. dollars by 2025 (Source). Recently, there has been a major shift of preference for customization over mass market jewelry (Source, Source).

Global Jewelry Market Size




100B
'18
'19
'20
'21
'22
'23
'24
'25

WHAT WE DO

Unique jewelry that encapsulates life's precious and joyous moments

At Capsul, we take the time to review each order that our customers place and reach out with any questions we might have about their unique customization. Next, our designers create a 3D CAD drawing, and a one-time use, biodegradable mold is 3D printed, including any engraving-- this allows us to mass-customize jewelry at scale, thereby bringing down the overall pricing.



Then, the jewelry is cast and, if plated, using an environmentally-friendly, nickel-free process. Each order is then hand-polished to perfection. Lastly the jewelry is carefully inspected, packaged, and shipped directly to the customer in our stunning Capsul gift box.

THE BUSINESS MODEL

Massive profit margins achieved primarily through D2C sales

through D2C sales

The majority of our sales are direct to consumer through our online store. We also plan on generating revenue through wholesale, international and retail sales. Our gross product margin is 80%, with our average order value being $150. With a growing loyal customer base, we have an almost
13% repurchase rate and a 3% return rate.



80% gross margin

3% return rate

HOW WE ARE DIFFERENT

At Capsul, we don't just sell jewelry, we sell memories

Our jewelry was designed to celebrate life's most joyous moments, encapsulating treasured memories into modern, timeless jewelry that our customers will want to wear each and every day. Unlike other jewelry brands that are style and trend-driven, each Capsul piece is inspired and made unique with your personal stories, and will never go out of style. Whether it's the perfect customized piece for yourself, or a thoughtful gift for a loved one, Capsul jewelry serves as a joyful keepsake for many years to come.





Capsul is not only unique for its reputation of being a high-quality, eco-friendly brand in the custom jewelry industry, but most importantly the use of innovative and cutting-edge technology. We have developed what we believe to be the world's first proprietary computer-vision mobile app equipped with machine-learning, that enables customers to play back a photo, audio, or video memory by scanning their Capsul jewelry. We also just launched an AI-powered Gift Concierge Chat Bot, and plan on launching a 3D configurator in Q4 2020 that generates a real-time 3D rendering of your customized jewelry, as well as a 3D-print ready CAD file in the backend to further reduce cost and lead time.



THE VISION

The #1 global brand for custom-made jewelry

Capsul seeks to be the #1 global leader for personalized jewelry. Capsul has an omni-channel strategy to expand into wholesale in both online and offline channels, as well as retail to include concept stores, kiosks at airports, and pop-ups. We also have a robust plan to expand internationally through exclusive distributorships. Capsul plans to expand product offerings to mens, pets, accessories, and other lifestyle products.











Global expansion so we
can be a part of all of
your special moments



OUR LEADERSHIP

Lead by a female-founder with a track record of success in the customized jewelry and startup space

Founder and CEO, Tina Cheng, is a 6X serial entrepreneur and startup executive with 20+ years of experience in the consumer industry. Frustrated with low quality and limited options in personalizing jewelry, she leveraged her engineering background and industry expertise to create an innovative supply chain solution for mass-customizing quality jewelry at scale. Prior to founding Capsul, Cheng was the COO at another customized jewelry company and CEO at an e-commerce startup which she led from $0 to a $65M exit in just 2 years.

Together, the team at Capsul has domain expertise in e-commerce, brand, and jewelry. Our team of directors, managers and advisors has experience working in the high ranks of brands such as Coach, Toms, The Giving Keys, Stitch Fix, and JigoCity.







CAPSUL



WHY INVEST ────────────────────────

With a loyal customer base and massive YOY growth, Capsul is on track to succeed

The numbers are in and the people have spoken; with 5X gross revenue growth in just one year of business and 80% profit margins, Capsul is well on its way to succeed. Our customer satisfaction speaks for itself, with 92% 5 star reviews from buyers, an almost 13% repurchase rate and less than 3% in returns.







5x gross revenue growth in 1 year

80% profit margins

92% 5 star reviews from buyers

We believe we have created something truly special, a brand that delivers style and quality, using jewelry as a means of encapsulating precious memories in a way that has never been done before. And now, we are so excited for you to join us on our journey to becoming the world's leading brand in custom-made jewelry!

Meet Our Team





Tina Cheng
Founder & CEO

Tina is a serial entrepreneur and C-level startup executive in the consumer internet space. Prior to founding Capsul, Tina was the COO of another customized jewelrys startup, as well as the CEO of Jigocity, an e-commerce company with 200+ employees and operations in six countries in Asia, and led the company from startup to a $65 million exit in 18 months. Tina is also an active mentor within the startup community, and served as LA Director for SheWorx, a global organization focused on providing female entrepreneurs with access to VC's and top mentors. She's also a guest lecturer in E-Commerce and Entrepreneurship at the USC Marshall School of Business.

Tina received her BS in Structural Engineering from UCLA and MBA from USC Marshall School of Business.





Alex Rossman
Marketing Consultant

Alex oversees all digital marketing strategy and execution. Before joining Capsul, he was the head of Rossman Media, a digital marketing agency and worked with Stitch Fix, Airbnb, Nike, amongst many other notable brands. Alex is a part-time consultant and works about 25 - 30 hours per week.





Bonnie Say
Production Manager

.Bonnie has extensive experience and passion for the jewelry industry. She started her career in jewelry sales, transitioned to CAD design for 10+ years, and moved to managing production for 8+ years. Prior to Capsul, she worked at Joseph Jewelry and owned a customized engagement ring jewelry business. Bonnie is part-time and works about 25 - 30 hours per week.





Jessica Suarez
Customer Relations Manager

Jessica is in charge of customer relations and logistics. With more than 5 years of experience in operations and customer support, she was last with Luv AJ and The Glam App before joining Capsul. Jessica is part-time and works about 25 - 30 hours per week.





Ti-Wen Lin
Investor & Technical Advisor

Ti-Wen comes to Capsul with a wealth of knowledge and experience in software and app development. In additional to advising Capsul on tech development, Ti-Wen is the CEO of MVP Fastlane, a cross-border tech and HR platform. He was also an early employee of many fast-growing startups including Honey, Rubicon, and Telescope. Ti-Wen is a part-time advisor and works on a project-basis as needed.



Offering Summary

Company : Capsul Inc.

Corporate Address : 840 Apollo St , El Segundo, CA 90275

Offering Minimum : $9,999.33

Offering Maximum : $1,069,998.96

Minimum Investment Amount (per investor) : $249.63

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 6,369

Maximum Number of Shares Offered : 681,528

Price per Share : $1.57

Pre-Money Valuation : $8,478,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.


Investment Incentives and Bonuses*


- All Investor Owners Club - Early access to product launches, exclusive webinars, events, and special sales. Evergreen 20% discount code

Early Bird Bonuses

- Early Bird Friends and Family - First 72 hours | 15% bonus shares
- Super Early Bird - Next 72 hours | 10% bonus
- Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

- Tier 1 perk - ($500 + $50 credit toward any purchase)
- Tier 2 perk - ($1000 + $100 credit toward any purchase)
- Tier 3 perk - ($5,000+ $500 credit toward any purchase + 5% bonus shares)
- Tier 4 perk - ($10,000+ $1000 credit toward any purchase + 5% bonus shares + Phone call with Founder)
- Tier 5 perk - ($25,000+ $1000 credit toward any purchase + 10% bonus shares + Phone Call with Founder + Evergreen 30% discount code + Exclusive Investor Events and Holiday Gifts.)
- Tier 6 perk - ($50,000+ $2000 credit toward any purchase +15% bonus shares+ Phone Call with Founder + Evergreen 30% discount code + Exclusive Investor Events, Holiday and Birthday Gifts.)


The 10% Bonus for StartEngine Shareholders


Capsul Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.57/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $157. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*All perks occur when the offering is completed.


Irregular Use of Proceeds


The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.


Offering Details


Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


Updates

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California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1: Capsul - Interview with Founder

Voiceover: I found Capsul as an innovative and elevated way to capture my daughter Azalea's cute voice and handwriting. Customizing jewelry isn't new, but traditionally it only existed in the fine jewelry space, and on the low end, it's typically cheap, unprinted, and cut out from a thin piece of metal plate. We have found a creative way to use 3D printing to make customizing jewelry faster, cheaper, and better. Since starting Capsul, I've been so inspired by all our customer's stories and creativity, so I'm very excited to offer a new way to encapsulate your memories with our computer vision technology, and taking customizing jewelry to a whole new level.

Video 2: Solution Section Video

Even the most precious memories inevitably fade, but now you can turn your cherished memories into quality keepsakes to last a lifetime. We're here to celebrate life's most joyous moments with you, encapsulating those treasured memories into modern, timeless jewelry you'll want to wear each and every day. Using the latest in CAD design and 3D printing technology, each piece is uniquely designed, casted and customized with your own handwriting, the sound wave of a voice or a special name, date, or place. All our metals are 100% nontoxic and eco-friendly, designed by artisans right here in Los Angeles.

It's so simple to get started. Simply snap a photo of a handwriting sample, or create an audio clip right on our website. With our happiness guarantee, your custom jewelry is guaranteed to dazzle you, or your money back. Whether it's the perfect customized piece for yourself, or a thoughtful gift for a loved one, we hope your unique Capsul jewelry will serve as a joyful keepsake for many years to come.

Video 3: Traction Video

:00

VO: His heartfelt proposal, your child's first steps, a special vacation ... We all wish these moments could last a lifetime. Now they can.

:10

Introducing Scannable Memory by Capsul, Encapsulate your most cherished memories into modern timeless jewelry you'll want to wear each and every day. Create custom scannable jewelry to relive life's special moments anytime, anywhere.

:21

Simply upload a photo collage, video or audio clip on our website to generate a secret code, then select your jewelry style ... You'll receive a unique time capsul that holds your most precious memories.

:30

Tina: (in own words) I started Capsul as an innovative way to capture my daughter, Azalea's cute handwriting and sweet voice into beautiful everyday reminders. I've been deeply inspired by our customers' stories and creativity, so I'm really excited to offer a new way to encapsulate precious memories with our machine vision technology, and taking customizing jewelry to a whole new level.

:45

VO: Using Capsul's patent-pending mobile app with cutting edge Computer Vision and Machine Learning technology, simply scan your jewelry to bring back those joyous moments.

:52

Safely and securely store all of your most important moments, dates, and milestones in our Memory Box feature. View and receive reminder notifications when you want them. Our proprietary algorithm will transform your memories into a unique Scannable Memory code to be imprinted on the style of your choice.

1:07

The result is a stunning keepsake that holds a precious moment for you or a loved one to treasure forever. With Capsul, creating memories, sharing love and connecting with your loved ones just got easier.

1:20

Join Capsul on its mission to become the world's leader inpremium custom jewelry.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.